FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
PERSONAL FAX: 215.979.1213
E-MAIL: fwdreher@duanemorris.com
Duane Morris
June 5, 2006

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Daniel L. Gordon, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C. 20549

Re:	Luminent Mortgage Capital, Inc. (“Luminent” or “Company”) Form 10-K for the year ended December 31, 2005 Filed March 9, 2006 File No. 1-31828
Dear Mr. Gordon:
     The purpose of this letter is to provide a detailed response on the Company’s behalf to the comments contained in the Commission’s May 23, 2006 letter to Christopher J. Zyda. For convenience of reference, we have included each of the Commission’s numbered comments followed by our response to the comment.
     Our responses are as follows:
Form 10-K for the year ended December 31, 2005
1.	Please tell us and revise your filing to include a complete description of your accounting policy for the allowance for credit losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically discuss the following:
•	Explain how you determine each element of the allowance

•	Explain which loans are evaluated individually and which are evaluated as a group.
duane morris llp

30 south 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Daniel L. Gordon
Securities and Exchange Commission

June 5, 2006
•	Explain how you determine both the allocated and unallocated portions of the allowance for credit losses.

•	Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.
     During 2005, Luminent expanded its business strategy to include the acquisition and securitization of residential mortgage loans. Luminent purchased its first pool of residential mortgage loans in August of 2005. As of December 31, 2005, Luminent had $507 million of residential mortgage loans recorded on its balance sheet.
     Luminent evaluates its allowance for loan losses in accordance with Statement of Financial Accounting Standards, or SFAS, No. 5, Accounting for Contingencies, and SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which limits loss allowances to losses that have been incurred as of the balance sheet date. Accordingly, allowances for loan losses are based on past events and current economic conditions. Disclosures that explain the allowance in terms of potential, possible or future losses, rather than probable losses, suggest a lack of compliance with GAAP and are not appropriate.
     To estimate the allowance for loan losses, the Company first identifies impaired loans. Loans are generally evaluated for impairment individually, but loans purchased on a pooled basis with relatively smaller balances and substantially similar characteristics may be evaluated collectively for impairment. Loans are considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan or the fair value of the collateral, if the loan is collateral dependent.
     Every quarter, the Company evaluates its residential mortgage loan portfolio to determine whether an allocated or unallocated allowance for loan losses is required. As of December 31, 2005, Luminent had not recorded an allowance for loan losses because none of the loans held in its portfolio as of December 31, 2005 was considered impaired and there were no indications that any probable loss had occurred.
     Individual residential mortgage loans are evaluated for specific allowance after they become 90 days past due or if other facts come to the Company’s attention indicating that specific loans have been impaired. In estimating probable losses, consideration is given to the estimated sales prices, cost of refurbishing the underlying properties, payments of delinquent taxes, principal and interest advances, costs of disposal and costs of holding the

Daniel L. Gordon
Securities and Exchange Commission

June 5, 2006
property. As of December 31, 2005, there were no mortgage loans in Luminent’s portfolio that were greater than 90 days past due. As disclosed on page 46 of the Company’s Form 10-K for the year ended December 31, 2005, the loans had a weighted-average loan-to-value ratio of 75.1% and the loans had a weighted-average FICO score of 712. On average, the loans were well collateralized and of high quality as of December 31, 2005. In addition, the Company considers its actual loss history as part of its evaluation for a specific allowance. As of December 31, 2005, the Company had not experienced any losses in its residential mortgage loan portfolio. The Company was not aware of other factors indicating that specific loans had been impaired. Accordingly, Luminent did not record a specific allowance for loan losses as of December 31, 2005.
     Every quarter, Luminent also performs an evaluation of its mortgage loan portfolio to determine the necessity for an unallocated allowance. An unallocated allowance would reflect negative conditions affecting the credit quality of the loan portfolio that are not captured in the specific allowance for loan losses. In evaluating the need for an unallocated allowance, the Company considers, among other things, risk concentrations, economic trends, employment statistics, housing market activity and home prices for the nation and individual geographical regions. Luminent further considers the impact of other events such as natural disasters. The residential mortgage loans in Luminent’s portfolio at December 31, 2005 were young and had been seasoned on average for only three months. The residential mortgage loans were at the very beginning of the lending cycle and, based on projected loss timing curves and current economic conditions, there were no indicators that warranted an unallocated allowance as of December 31, 2005. For example, the Company evaluated its exposure to the nation’s 2005 hurricane-affected areas. There were only 19 loans in the Company’s portfolio as of December 31, 2005 that were secured by properties in the hurricane-affected areas and there were no indicators that warranted an unallocated allowance for these hurricane-affected loans.
     The Company believes that the disclosures included in its Form 10-K for the year ended December 31, 2005 appropriately describe the policies for determining the allowance for loan losses as of that date and therefore does not believe there is an sufficient basis for revising that Form 10-K report. Beginning with its Form 10-Q for the quarter ending June 30, 2006, the Company intends to include additional loan loss disclosure regarding its residential mortgage loan portfolio in all its future SEC filings based upon the Company’s actual or probable incurrence of credit losses recognizable under GAAP.

Daniel L. Gordon
Securities and Exchange Commission

June 5, 2006
Form 10-Q for the quarter ended March 31, 2006
Condensed Consolidated Statements of Operations, page 3
2.	Please revise your statements of operations to display interest expense on a disaggregated basis, displaying a separate interest expense line item for each income line item presented.
     Luminent accesses a variety of funding sources, including repurchase agreements, warehouse lending facilities, mortgage-backed notes and junior subordinated notes, to finance the acquisition of its mortgage assets. Certain interest expense on outstanding debt can not be directly associated with an investment portfolio. In order to present interest expense on a disaggregated basis, the Company would need to specifically assign certain debt to one or more of the interest income line items pursuant to allocation methodologies. These allocations would likely change period to period depending on how management elected to deploy the funds raised and the resulting comparisons that readers might make from this disclosure could be confusing.
     To provide further information regarding the components of interest expense, the Company has included an interest expense table on page 27 of its Form 10-Q for the quarter ended March 31, 2006. The Company therefore believes that the presentation of interest expense as one line item on the face of its statement of operations is appropriate.
Note 2 — Mortgage-Backed Securities, page 10
3.	We note from your disclosure that you had unrealized losses of $14.8 million and $12.7 million in mortgage-backed securities at March 31, 2006 and December 31, 2005, respectively, and that the cause of the temporary impairment was solely attributed to changes in interest rates. Please tell us how you have determined that these losses are temporary, and under what circumstances these investments would regain their value to meet or exceed their amortized cost.
     As disclosed in Luminent’s Form 10-Q for the quarter ended March 31, 2006, the Company evaluates the mortgage-backed securities in its Residential Mortgage Credit portfolio in accordance with Emerging Issues Task Force, or EITF, 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. The fair value of the securities in the portfolio is determined by management based on, among other considerations, its estimate for prepayments and credit losses. Each security

Daniel L. Gordon
Securities and Exchange Commission

June 5, 2006
which is at a loss is evaluated for impairment in accordance with EITF 99-20. When there have been no adverse changes in prepayment or credit assumptions, the change in fair value of the security is solely attributable to changes in interest rates. In accordance with EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, if the Company has the intent and ability to hold the security for a period of time, to maturity if necessary, sufficient to allow for the anticipated recovery in fair value, then no impairment loss needs to be recorded. With respect to the securities in the Residential Mortgage Credit portfolio that had unrealized losses of $14.8 million and $12.7 million in mortgage-backed securities at March 31, 2006 and December 31, 2005, respectively, there had been no adverse changes in prepayment or credit assumptions and the Company had the intent and ability to hold the securities for a period of time sufficient to allow for the anticipated recovery in fair value. As such, no impairment losses needed to be recorded on those securities.
     We also call your attention to the fact that other-than-temporary impairment losses were recognized in the financial statements for periods ended December 31, 2005 and March 31, 2006 for mortgage-backed securities in the Spread Portfolio because the Company did not have the ability and/or intent to hold those securities for a period of time sufficient to allow for the anticipated recovery in fair value.
     We enclose, as requested, a written statement acknowledging certain matters.
     If you have any questions about any of our responses, please call me at 215-979-1234. We appreciate your cooperation.

Sincerely, Frederick W. Dreher

FWD:am

cc:	Eric McPhee Christopher J. Zyda